SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of July, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐    No  ☒

Table of Documents Filed

Page
1.	Press release entitled, “Administrative Disciplinary Actions Imposed on ORIX Asset Management” made public on Friday, July 21, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 24, 2006	By	/s/ Yukio Yanase

Yukio Yanase
Director
Deputy President
ORIX Corporation

July 21, 2006

FOR IMMEDIATE RELEASE

Contact Information:

ORIX Corporation

Corporate Communications

Raymond Spencer

Tel: +81-3-5419-5102

Fax: +81-3-5419-5901

E-mail: orixir@orix.co.jp

URL: www.orix.co.jp/index_e.htm

Administrative Disciplinary Actions Imposed on ORIX Asset Management

TOKYO, Japan – July 21, 2006 – ORIX Asset Management Corporation (OAM), a group company of ORIX Corporation, today announced that it had received business suspension and business improvement orders from the Financial Services Agency based upon Item 1, Paragraph 1 of Article 42 and Paragraph 1 of Article 40, respectively of the Investment Trust and Investment Corporation Act.

The business suspension order prohibits OAM from entering into any new asset management contracts for a period of three months and the asset management contact with ORIX JREIT Inc., in which OAM presently acts as the asset manager, will not be subject to this business suspension order. ORIX has accepted these orders with sincerity and will strengthen its support for OAM to ensure that this company develops into a better and trustworthy company.

Furthermore, for details on business suspension and business improvement orders please refer to the press release entitled, “Notice of Administrative Disciplinary Actions Taken Against ORIX Asset Management Corporation” made public by OAM (URL: www.orix.co.jp/oam/e_html/index.htm) on July 21, 2006.

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries and regions worldwide, ORIX’s activities include corporate financial services, such as leases and loans, as well as automobile operations, rental operations, real estate-related finance, real estate, life insurance, and investment banking. For more details, please visit our website at: www.orix.co.jp/grp/index_e.htm

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those described under “Business Risk” of the securities report (yukashoken houkokusho) filed with the Director of the Kanto Local Finance Bureau.

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